UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  4)(1)

Price Legacy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74144P106

(CUSIP Number)

Gary B. Sabin
17140 Bernardo Center Drive, Suite 310
San Diego, California 92128
(858) 613-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74144P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary B. Sabin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U. S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 792,166 Shares

	8.	Shared Voting Power 309 Shares

	9.	Sole Dispositive Power 792,166 Shares

	10.	Shared Dispositive Power 309 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 792,475 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)   Based on 36,963,756 shares of Price Legacy Common Stock outstanding as of August 8, 2003, as reported in Price Legacy’s Quarterly Report on Form 10-Q (File No. 001-16637) filed with the SEC on August 13, 2003, and includes 791,000 shares issuable to Mr. Sabin upon the exercise of outstanding stock options that are exercisable within 60 days of October 23, 2003.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D relating to the common stock, par value $0.0001 per share (the “Price Legacy Common Stock”), of Price Legacy Corporation, a Maryland corporation  (“Price Legacy”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the SEC on September 28, 2001, as amended by Amendment No. 1 thereto filed with the SEC on October 30, 2001, by Amendment No. 2 thereto filed with the SEC on December 12, 2002 and by Amendment No. 3 thereto filed with the SEC on April 2, 2003.  The principal executive offices of Price Legacy are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

Item 2.	Identity and Background
Item 2 is hereby amended and restated as follows:
(a) Gary B. Sabin.
(b) Mr. Sabin’s business address is 17140 Bernardo Center Drive, Suite 310, San Diego, California 92128.
(c) Mr. Sabin’s principal occupation is private real estate investor.
(d) Mr. Sabin has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors).

(e)           Mr. Sabin has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sabin is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated as follows:
See Item 3, which is incorporated by reference herein.

Mr. Sabin resigned as Chief Executive Officer and Co-Chairman of the Board of Directors of Price Legacy effective as of October 15, 2003.  In addition, Richard B. Muir, Graham R. Bullick and S. Eric Ottesen resigned from their positions as officers and, in the case of Mr. Muir, a director of Price Legacy.  In connection with their resignations, Messrs. Sabin, Muir, Bullick and Ottesen entered into a master separation agreement with Price Legacy on October 23, 2003, which is attached hereto as Exhibit 4.  Under the master separation agreement, Messrs. Sabin, Muir, Bullick and Ottesen acquired Price Legacy’s leasehold interest in and an option to purchase assets of Price Legacy known as the Excel Centre office building and the Redhawk II land.  In addition, pursuant to the master separation agreement, Mr. Sabin entered into a resignation and release agreement with Price Legacy, which is attached hereto as Exhibit 5, and Mr. Sabin and entities affiliated with him entered into a common stock purchase agreement with Price Legacy, which is attached hereto as Exhibit 6.  Under the resignation and release agreement, Mr. Sabin’s options to purchase Price Legacy Common Stock became immediately vested as of the date of his resignation and will be exercisable for one year thereafter.  Under the common stock purchase agreement, Mr. Sabin and the entities affiliated with him sold 2,267,000 shares of Price Legacy Common Stock to Price Legacy at a purchase price of $4.00 per share for aggregate proceeds of $9,068,000, a portion of which offset the purchase price of the Excel Centre office building and Redhawk II assets.

The shares of Price Legacy Common Stock owned by Mr. Sabin were acquired for investment purposes. Other than as described above, Mr. Sabin has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Sabin reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:

(a)-(b)     Mr. Sabin beneficially owns an aggregate of 792,475 shares of Price Legacy Common Stock in the manner described below. Except as otherwise indicated, Mr. Sabin has sole voting and dispositive power over such shares.

(i) 1,166 shares of Price Legacy Common Stock are held by Mr. Sabin directly;
(ii) 301 shares of Price Legacy Common Stock are held by Mr. Sabin as custodian for his daughter;

(iii)          8 shares of Price Legacy Common Stock are held by Mr. Sabin’s wife, Valerie Sabin, as custodian for their children. Mr. and Mrs. Sabin have shared voting and dispositive power over such shares; and

(iv) options to acquire 791,000 shares of Price Legacy Common Stock are held by Mr. Sabin directly.

The shares of Price Legacy Common Stock beneficially owned by Mr. Sabin represent approximately 2.1% of the outstanding shares of Price Legacy Common Stock, based on 36,963,756 shares of Price Legacy Common Stock outstanding as of August 8, 2003, as reported in Price Legacy’s Quarterly Report on Form 10-Q (File No. 001-16637) filed with the SEC on August 13, 2003, and includes 791,000 shares issuable to Mr. Sabin upon the exercise of outstanding stock options that are exercisable within 60 days of October 23, 2003.

Mrs. Sabin is a citizen of the United States, is not presently employed, has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors) and has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           On October 23, 2003, Mr. Sabin sold 2,122,971 shares of Price Legacy Common Stock beneficially owned by him to Price Legacy at a purchase price of $4.00 per share pursuant to the common stock purchase agreement attached hereto as Exhibit 6.  Also on October 23, 2003, The Sabin Children’s Foundation, of which Mr. Sabin is President, sold 144,029 shares of Price Legacy Common Stock to Price Legacy at a purchase price of $4.00 per share pursuant to the same common stock purchase agreement.

(d) Not applicable.
(e) Mr. Sabin ceased to be the owner of more than five percent of the outstanding shares of Price Legacy Common Stock on October 23, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated as follows:

In 1998, Legacy loaned Mr. Sabin, in connection with his purchase of Legacy Common Stock, approximately 50% of the purchase price of the stock (an aggregate amount of approximately $3.6 million).  On September 25, 2000, Mr. Sabin entered into an agreement with Legacy to pledge shares of Legacy Common Stock held by Mr. Sabin as security for the loan.  On September 18, 2001, Legacy transferred the debt obligation of

Mr. Sabin to Excel Legacy Holdings, Inc., a subsidiary of Legacy.  On March 31, 2003, Mr. Sabin surrendered to Price Legacy the 1,016,899 pledged shares of Price Legacy Common Stock in complete satisfaction of the loan.

On October 23, 2003, Messrs. Sabin, Muir, Bullick and Ottesen entered into a master separation agreement with Price Legacy, under which Messrs. Sabin, Muir, Bullick and Ottesen acquired Price Legacy’s leasehold interest in and an option to purchase assets of Price Legacy known as the Excel Centre office building and the Redhawk II land.  Pursuant to the master separation agreement, Mr. Sabin entered into a resignation and release agreement with Price Legacy, under which Mr. Sabin’s options to purchase Price Legacy Common Stock became immediately vested as of the date of his resignation and will be exercisable for one year thereafter.  In addition, pursuant to the master separation agreement, Mr. Sabin and entities affiliated with him entered into a common stock purchase agreement with Price Legacy under which Mr. Sabin and such affiliated entities sold 2,267,000 shares of Price Legacy Common Stock to Price Legacy at a purchase price of $4.00 per share for aggregate proceeds of $9,068,000.

Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Mr. Sabin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of Price Legacy, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1*               Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.
Exhibit 3** Agreement dated September 25, 2000 between Gary B. Sabin and Excel Legacy Corporation.
Exhibit 4*** Master Separation Agreement dated as of October 15, 2003 among Price Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick and S. Eric Ottesen.
Exhibit 5*** Resignation and Release Agreement dated as of October 15, 2003 between Price Legacy Corporation and Gary B. Sabin.
Exhibit 6*** Common Stock Purchase Agreement dated as of October 15, 2003 between Price Legacy Corporation and Gary B. Sabin and the other parties listed on the signature page thereto.

* Incorporated by reference to Mr. Sabin’s Schedule 13D filed with the SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock.
** Previously filed.
*** Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 23, 2003
Date
/s/ Gary B. Sabin
Signature
Gary B. Sabin
Name/Title

EXHIBIT INDEX

Exhibit 1*

Common Stock Purchase Agreement dated as of December 12, 1997 by and among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

Exhibit 2*	Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

Exhibit 3**	Agreement dated September 25, 2000 between Gary B. Sabin and Excel Legacy Corporation.

Exhibit 4***	Master Separation Agreement dated as of October 15, 2003 among Price Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick and S. Eric Ottesen.

Exhibit 5***	Resignation and Release Agreement dated as of October 15, 2003 between Price Legacy Corporation and Gary B. Sabin.

Exhibit 6***	Common Stock Purchase Agreement dated as of October 15, 2003 between Price Legacy Corporation and Gary B. Sabin and the other parties listed on the signature page thereto.

*         Incorporated by reference to Mr. Sabin’s Schedule 13D filed with the SEC on April 10, 1998 with respect to his holdings of Legacy Common Stock.

**       Previously filed.

***    Filed herewith.